Exhibit 99.13

MEDIASET SPA

EXPERT REPORT PURSUANT TO ARTICLE 2501-SEXIES OF
THE CIVIL CODE AND ARTICLE 9 OF
LEGISLATIVE DECREE No. 108 OF 30 MAY 2008

JUNE 2019

Courtesy translation for illustrative purposes only

EXPERT REPORT PURSUANT TO ARTICLE 2501-SEXIES OF THE CIVIL CODE AND ARTICLE 9 OF LEGISLATIVE DECREE No. 108 OF 30 MAY 2008

To the shareholders of

Mediaset SpA

1.                                      PURPOSE AND SCOPE OF THE ENGAGEMENT

Following an application submitted by Mediaset SpA (“Mediaset”), PricewaterhouseCoopers SpA (“PwC” or the “Expert”) has been appointed by the Court of Milan, by order No. 7996/2018 of 15 June 2018, to prepare, as the expert designated pursuant to Article 2501-sexies of the Italian Civil Code and Article 9 of Legislative Decree No. 108 of 30 May 2008, a report on the fairness of the exchange ratios in connection with the tripartite cross-border merger (the “Merger”) of Mediaset and Mediaset España Comunicación SA (“Mediaset España”) into Mediaset Investment NV (“DutchCo” and, jointly with Mediaset and Mediaset España, the “Companies” or the “Merging Companies”).

For the purposes of our engagement, we received from the Board of Directors of Mediaset, inter alia, the following documents:

•                                          The common cross-border merger plan approved on 7 June 2019 by the Board of Directors of Mediaset, prepared pursuant to Article 2501-ter of the Italian Civil Code and Article 6 of Legislative Decree No. 108/2008 (the “Merger Plan”);

•                                          The explanatory report prepared by the Board of Directors of Mediaset (the “Board of Directors” or the “Directors”) and approved on 7 June 2019, which pursuant to Article 2501- quinquies of the Italian Civil Code and Article 8 of Legislative Decree No. 108/2008, provides a description of the legal and economic rationale for the Merger Plan and, specifically, the share exchange ratios as well as the methods used to determine those ratios (the “Report of the Directors” or the “Report”);

•                                          The merger balance sheets of the Merging Companies pursuant to Article 2501-quater of the Italian Civil Code.

The Merger Plan shall be submitted for approval to the shareholders meeting of Mediaset and Mediaset España and to the sole owner of DutchCo (jointly, the “Shareholders’ Meetings”).

Grant Thornton S.L.P. has been appointed to prepare a similar report in the interests of Mediaset España, pursuant to Article 34 of Spanish Law No. 3/2009 of 3 April 2009 on structural modifications to business companies (the “LME”), and Deloitte Accountants B.V. has been appointed to prepare a similar report in the interests of DutchCo, pursuant to Sections 2:328, paragraph l, and 2:333g of the Dutch Civil Code.

2.                                      DESCRIPTION OF THE TRANSACTION

2.1                               Introduction

DutchCo, Mediaset and Mediaset España are part of the Mediaset group (the “Group”). In particular, (i) DutchCo is a wholly-owned direct subsidiary of Mediaset and (ii) Mediaset España is a direct subsidiary of Mediaset, which currently owns shares representing approximately 51.63% of Mediaset España’s share capital and 53.98% of the voting rights, taking into account the treasury shares currently held by Mediaset España.

The Directors state that, subject to the completion of the pre-merger formalities and the satisfaction (or the waiver, as the case may be) of the conditions precedent, the Merger shall be executed in accordance with Section 2:318 of the Dutch Civil Code and, as such, will become effective at 00:00 am CET (Central European Time) on the day following the day on which the deed of merger (the “Merger Deed”) is executed before a civil law notary officiating in the Netherlands (the “Merger Effective Date”). The Dutch Commercial Register will subsequently inform the Companies’ Register of Milan and the Commercial Register of Madrid about the Merger Effective Date. Upon effectiveness of the Merger, DutchCo will be renamed “MFE — MEDIAFOREUROPE N.V.” (“MFE”).

The Report also states that the Merger is a cross-border merger within the meaning of the provisions of Directive (EU) 2017/1132 of the European Parliament and Council of 14 June 2017 on certain aspects of company law, whereby the regulations on cross-border mergers of limited liability companies are in force i) for Dutch law purposes under Title 2.7 of the Dutch Civil Code, (ii) for Italian law purposes under Legislative Decree No. 108/2008, and (iii) for Spanish law purposes under Chapter II of Title II of the LME.

As reported by the Directors, the Merger is part of a single and broader transaction (the “Transaction”) which also envisages the following reorganizations, aimed at maintaining all the operations and business activities of Mediaset and Mediaset España, respectively, in Italy and Spain, to be completed prior to the effectiveness of the Merger:

(i)                                     The incorporation of an Italian wholly-owned direct subsidiary of Mediaset (NewCo Italia);

(ii)                                  The transfer by Mediaset to NewCo Italia, by means of a contribution in-kind regulated by the Italian Civil Code, of substantially all of its business and certain shareholdings (the “Mediaset Reorganization”); and

(iii)                               The segregation (segregación) by Mediaset España, in accordance with Title III of the LME, of all its assets and liabilities, including its shareholdings in other companies, to Grupo Audiovisual Mediaset España Comunicación, S.A. (“GA Mediaset”) — a Spanish wholly-owned direct subsidiary of Mediaset España — in exchange for the allotment to Mediaset España of all the new shares in GA Mediaset that will be issued on the occasion of its share capital increase triggered by the segregation (the “Mediaset España Segregation” and, together with the Mediaset Reorganization, the “Preliminary Reorganizations”).

Therefore, before completion of the Merger, Mediaset and Mediaset España will not perform any activities on their own (save for certain financial activities that will remain in Mediaset and will be transferred to MFE as a result of the Merger). Upon effectiveness of the Merger, MFE — as surviving company and new parent company of the Group — will be a holding company.

The Directors state that the Preliminary Reorganizations — the completion of which is a condition precedent to the Merger, as described in paragraph 1.2 of the Report — will not have any impact on the Exchange Ratios (as defined and described below).

By virtue of the Merger, Mediaset and Mediaset España will cease to exist as standalone entities and DutchCo will acquire all assets and assume all liabilities as well as other legal relationships of Mediaset and Mediaset España.

Mediaset shares are currently listed on the Mercato Telematico Azionario and Mediaset España shares are currently listed on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia, which are organized and managed by their respective managing companies of the stock exchanges (sociedades rectoras de las bolsas de valores) (the “Spanish Stock Exchanges”) and are traded through the automated quotation system of the Spanish Stock Exchanges, organized and managed by Sociedad de Bolsas, S.A.U.

The Report states that completion of the Merger is subject to, inter alia, the admission to listing of the ordinary shares of DutchCo (the “DutchCo Ordinary Shares”) on the Mercato Telematico Azionario. Additionally, DutchCo will request admission to listing of the DutchCo Ordinary Shares on the Spanish Stock Exchanges.

The Directors envisage that listing and trading of the DutchCo Ordinary Shares on the Mercato Telematico Azionario and on the Spanish Stock Exchanges will occur on or about the Merger Effective Date.

The Report therefore states that, following completion of the Transaction, all existing business activities, shareholdings and any other assets, as well as liabilities pertaining to the business of Mediaset and Mediaset España, will be consolidated into (or controlled by, as the case may be) one single legal entity (MFE), the ordinary shares of which will be admitted to listing and trading on the Mercato Telematico Azionario as well as on the Spanish Stock Exchanges.

2.2          Purpose of the Merger

The Directors report that, from a strategic, operational and industrial perspective, the Transaction is aimed at creating a pan-European media and entertainment group, with a leading position in its local markets and greater scale to compete and potential to expand further in specific countries across Europe. Combined sustainable capital structure and strong cash flow generation profile provide MFE, as reported by the Directors, with the required firepower to play a pivotal role in the context of a possible future consolidation scenario in the European video media industry.

The incorporation of a new holding company in the Netherlands, as represented in the Report, represents the proper and neutral ground for such a complex project (as proven by other companies that have adopted the same structure) and constitutes an important step in the development of a fully integrated media powerhouse, which would become a leader in linear and non-linear entertainment, leveraging tech and data to compete on an equal footing in the evolving media space.

On 29 May 2019, Mediaset announced the acquisition of a 9.6% stake in the German broadcaster ProSiebenSat.1 Media, corresponding to 9.9% of the voting rights, excluding treasury shares. Mediaset and Mediaset España have been developing a strong relationship with ProSiebenSat.1 Media in the

European Media Alliance (EMA) in the last five years. The goal of this alliance is to develop economies of scale which are crucial for the future of European TV.

In the context of the current constantly developing competitive landscape, internationalization, economies of scale and ability to offer tech enabled products and quality content are becoming the key critical factors in the profitable execution of modern media company strategies.

In particular, the Mediaset and Mediaset España boards of directors believe that this first step enables strategic and operational benefits, which can only be unlocked efficiently through a combined entity that is run by a single management team with a clear definition of its strategic priorities and value levers. In detail, the benefits indicated by the Directors in the Report are:

•                                          Scale to compete. Integrated and diversified media company with access to a combined audience of 107mm viewers to better compete with global players. Economies of scale will be generated in key crucial areas such as: (i) audience/reach, (ii) content creation and distribution, (iii) audience data, (iv) AdTech platforms, (v) OTT (AVOD) platforms, and (vi) talent acquisition and attraction;

•                                          New business opportunities. Scale and international footprint will create opportunities that cannot be seized today due to the local focus and dimension and ample resources to invest in core business areas, such as creation of a production content house, data collection, Addressable TV, Digital audio, DOOH, Mobile proximity;

•                                          Stronger proprietary channel and content portfolio. MFE will have the best content and viewing experience across all platforms (linear and non-linear). It will offer engaging content for viewers thanks to stronger in-house production resources and increased ability to supply content to 3rd parties;

•                                          Leaner and more efficient organization. Pan-European consolidation requires a re-engineering of the operational and organization model that will allow cost efficiencies and savings, mainly driven by technological developments. Agile decision making with a leaner organization to adapt to a changing business environment and capture combined growth opportunities.

•                                          Driving the change. Scale coupled with a pan-European footprint will benefit all stakeholders by increasing bargaining power with suppliers and establishing a first-mover advantage in a consolidating media landscape.

The Directors also report that Mediaset and Mediaset España have gone through a very detailed exercise aimed at identifying specific levers out of 6 buckets (content, broadcasting & digital, IT/tech, procurement, G&A expenses, sales house), where a different size and operational model can generate significant cost efficiencies, savings and opportunities. In this respect, the Board of Directors of Mediaset believes that the Transaction would create cost efficiencies and savings of about Euro 100- 110 million (before taxes) in the next 4 years (from 2020 to 2023), representing around Euro 800 million on a net present value basis.

2.3          Exchange Ratios

The Report states that, at the Merger Effective Date:

(i)                                     each Mediaset shareholder, including the depositary bank under the Mediaset American Depositary Receipts (ADRs) program, shall be granted 1 (one) DutchCo Ordinary Share (with a nominal value of Euro 0.01) for each share held in Mediaset (with a nominal value of Euro 0.52) (the “Exchange Ratio I”);

(ii)                                  each holder of ADRs representing Mediaset shares shall be granted such number of DutchCo ADRs representing DutchCo Ordinary Shares as results from the Exchange Ratio I; and

(iii)                               each Mediaset España shareholder (other than Mediaset, as the shares held by Mediaset in Mediaset España will be cancelled by operation of law pursuant to Section 2:325(4) of the Dutch Civil Code) shall be granted 2.33 (two/thirtythree DutchCo Ordinary Shares for each share held in Mediaset España (having a nominal value of Euro 0.50) (the “Exchange Ratio II” and, together with the Exchange Ratio I, the “Exchange Ratios”).

In connection with the Merger and for the purpose of determining the Exchange Ratios, the Board of Directors of Mediaset and the Board of Directors of Mediaset España were advised by their respective financial advisors. In particular, the Board of Directors of Mediaset was assisted by Citigroup Global Markets Ltd and the Board of Directors of Mediaset España was assisted by J.P. Morgan Securities Plc. With specific reference to Mediaset, on 7 June 2019 Citigroup Global Markets Ltd (the “Advisor”) delivered a fairness opinion on Exchange Ratio II of the Merger taking into consideration the Exchange Ratio I (the “Fairness Opinion”). According to the conclusions of the Fairness Opinion, the proposed Exchange Ratios are fair from the financial viewpoint, on the basis of and subject to the factors, limitations and assumptions and procedures specified therein.

The Directors point out that no fractional DutchCo Ordinary Shares shall be allotted to any holders of shares of Mediaset España. Those shareholders who hold a number of Mediaset España shares such as to enable them to receive, in accordance with the Exchange Ratio II, a non-whole number of DutchCo Ordinary Shares, shall receive such whole number of DutchCo Ordinary Shares which is immediately below said non-whole number. Mediaset España shares (or any fractions thereof) in excess of those required, pursuant to the Exchange Ratio II, to receive a whole number of DutchCo Ordinary Shares (i.e., Mediaset España shares or any fractions thereof representing fractional entitlements to DutchCo Ordinary Shares) shall be transferred on behalf of the Mediaset España shareholders, through their depositaries, to an agent appointed for these purposes by Mediaset España.

The Report clarifies that any treasury shares held by Mediaset and Mediaset España at the Merger Effective Date will not be exchanged and will be cancelled pursuant to Article 2504-ter of the Italian Civil Code and pursuant to Article 26 of the LME, respectively, as well as pursuant to Section 2:325(4) of the Dutch Civil Code. Likewise, any shares in either of the absorbed companies (i.e., Mediaset and Mediaset España) held by the other absorbed company will not be exchanged, but will be cancelled on the Merger Effective Date pursuant to Article 2504-ter of the Italian Civil Code and pursuant to Article 26 of the LME, as well as pursuant to Section 2:325(4) of the Dutch Civil Code.

The Directors specify that Mediaset España neither holds any Mediaset shares on the date hereof nor is expected to hold any Mediaset shares at any time before the Merger Effective Date, so that the paragraph above will predictably apply only with regard to the Mediaset España shares which are held by Mediaset on the date on which the Merger Deed is executed.

No consideration in addition to the DutchCo Ordinary Shares delivered in application of the Exchange Ratios, either in cash or otherwise, will be paid by DutchCo, Mediaset and Mediaset España to the

Mediaset and Mediaset España shareholders in connection with the Merger, without prejudice to the withdrawal rights described in paragraph 2.4.

2.4          Withdrawal rights of Mediaset and Mediaset España shareholders

The Report states that Mediaset shareholders who do not participate in the adoption of the resolution on the Merger will be entitled to exercise their withdrawal rights within 15 days following registration with the Companies’ Register of Milan of the minutes of the Mediaset Extraordinary Meeting approving the Merger. The redemption price payable to Mediaset shareholders who exercise their withdrawal rights will be equal to Euro 2.770 per Mediaset share. In detail, the Directors report that the redemption price was determined, pursuant to Article 2437-ter, paragraph 3, of the Italian Civil Code, by referring to the arithmetic average of the daily closing prices of Mediaset shares during the six-month period prior to the date of publication of the notice for convening the Mediaset Extraordinary Meeting by reference to the arithmetic average of the daily closing prices of Mediaset shares during the six-month period prior to the date of publication of the notice for convening the Mediaset Extraordinary Meeting (8 June 2019).

The Directors specify that, if the Merger is not consummated, the shares in relation to which the withdrawal rights have been exercised will continue to be held by the shareholders who exercised such rights; no payment will be made to such shareholders and Mediaset shares will continue to be listed on the Mercato Telematico Azionario.

The Report also states that Mediaset España shareholders who vote against the Merger will be entitled to exercise their withdrawal rights within one month of the publication in the Official Gazette of the Commercial Register (Boletín Oficial del Registro Mercantil — the BORME) of the approval of the Merger by the Mediaset España general meeting. The redemption price payable to Mediaset España shareholders who exercise their withdrawal rights is equal to Euro 6.5444 per Mediaset España share, which corresponds to the average quoted price of Mediaset España shares during the three-month period prior to (and excluding) the date of approval of the Merger Plan, deducting the dividend in the gross amount of Euro 0.31557917 per Mediaset España share paid on 30 April 2019 from the daily volume weighted average price for the trading session comprised between 8 March and 25 April 2019 (both inclusive), where the Mediaset España shares were traded cum dividend.

If it has been verified that the conditions precedent to the Merger will not be satisfied or waived, as applicable, and provided the redemption price has not been paid to the Mediaset España Withdrawing Shareholders yet, the Mediaset España shares in relation to which the withdrawal rights have been exercised will continue to be held by the corresponding Mediaset España Withdrawing Shareholders, will cease to be immobilized and will continue to be listed on the Spanish Stock Exchanges. Consequently, in this case, no payment of redemption price will be made to ME Withdrawing Shareholders

The Directors also report that the Merger will not trigger any withdrawal rights for the sole shareholder of DutchCo.

3.                                      NATURE AND SCOPE OF THIS REPORT

To provide Mediaset shareholders with suitable information on the Exchange Ratios, this Report illustrates the methods applied by the Directors to determine such ratios and any difficulties encountered by them in the valuation; it also includes our opinion on the appropriateness, in the circumstances, of such methods, in terms of their reasonableness and not lack of arbitrary, as well as on their correct application.

In examining the valuation methods adopted by the Directors, supported by the advice of the Advisor appointed by them, we did not, for the purposes of this engagement, carry out a business valuation of the Companies. Such a valuation was carried out by the Directors with the support of the Advisor.

4.                                      DOCUMENTS USED

For the performance of our work we obtained from Mediaset the documents and information we considered useful in the circumstances. Inter alia, we obtained and analysed the following:

(i)                                     the Merger Plan approved on 7 June 2019 by the Board of Directors of Mediaset;

(ii)                                  the explanatory report prepared by the Board of Directors of Mediaset and approved on 7 June 2019, which pursuant to Article 2501-quinquies of the Italian Civil Code provides a description of and the legal and economic rationale for the Merger Plan and, specifically, the share exchange ratios as well as the methods used to determine those ratios;

(iii)                               an extract from the minutes of the meeting of the Board of Directors of Mediaset of 7 June 2019, held to approve the Merger Plan and to define the Exchange Ratios;

(iv)                              the financial statements of Mediaset as of 31 December 2018 (approved by Mediaset shareholders in general meeting on 18 April 2019), the financial statements of Mediaset España as of 31 December 2018 (approved by Mediaset España shareholders in general meeting on 10 April 2019), and the financial statements of DutchCo as of 31 December 2018 (approved by DutchCo shareholders in general meeting on 17 April 2019), audited by the respective auditors who issued unqualified opinions thereon. The aforementioned financial statements represent the merger balance sheets based on the applicable legislation;

(v)                                 the consolidated financial statements as of 31 December 2018 of Mediaset and Mediaset España;

(vi)                              the “Interim Financial Report as at 31 March 2019” of Mediaset;

(vii)                           the “First Quarter 2019 Results” of Mediaset España;

(viii)                        the articles of association of the entity resulting from the Merger;

(ix)                              a copy of the Fairness Opinion prepared by Citigroup Global Markets Ltd as the Advisor to Mediaset, published on 18 June 2019;

(x)                                 projections derived from an extensive number of research reports by financial analysts for the period 2019-2021, with the addition of extrapolations for the period 2022-2024, validated by the respective management of Mediaset and Mediaset España;

(xi)                              details of the net financial position of Mediaset and Mediaset España as of 31 December 2018;

(xii)                           details of equity interests in associated companies and joint ventures and other shareholdings held by Mediaset and Mediaset España as of 31 December 2018;

(xiii)                        an analysis of deferred tax assets on tax losses of Mediaset and Mediaset España as of 31 December 2018 and forecast utilization;

(xiv)                       an analysis of the estimated fiscal benefits of Mediaset España, specifically in relation to tax credits for film and TV fiction productions, and on amortization calculated for tax purposes of goodwill and of the “Multiplex Cuatro”;

(xv)                          the target prices for Mediaset and Mediaset España shares, as reported in an extensive number of research reports by financial analysts;

(xvi)                       detail of the calculations performed by the Directors in connection with the application of the stock prices, research analyst target prices and discounted cash flow analyses;

(xvii)                    the presentation of 7 May 2019 to the Board of Directors of Mediaset on the acquisition of an interest in ProSiebenSat.1 Media;

(xviii)                 information on the number of issued Mediaset and Mediaset España shares, including treasury shares, as of 7 June 2019.

We also considered other publicly available information, including the following:

•                                          reports of financial analysts and media and broadcasting industry analyses;

•                                          trend of share prices over different time horizons, derived from professional platforms, for Mediaset and Mediaset España;

•                                          press releases referred to the Transaction.

Moreover, we obtained a specific and express representation, by a letter dated 18 June 2019 signed by Mediaset’s legal representative, to the effect thatnor events or circumstances, have occurred that would require significant adjustments to the figures and information we considered in performing our analyses and/or that could have a significant impact on the valuations performed for determining the Exchange Ratios.

5.                                      VALUATION METHODS ADOPTED BY THE BOARD OF DIRECTORS TO DETERMINE THE EXCHANGE RATIOS

5.1                               Valuation approach and methods applied by the Directors

Due to the tripartite structure of the Merger, the Directors report that they calculated two Exchange Ratios: Exchange Ratio I (for the exchange of Mediaset shares for DutchCo Ordinary Shares) and Exchange Ratio II (for the exchange of Mediaset España shares for DutchCo Ordinary Shares).

On the basis of the assumption that, in accordance with Exchange Ratio I, Mediaset shareholders will receive one (1) DutchCo Ordinary Share for each Mediaset share owned, the Board of Directors of Mediaset analysed, in the context of the Merger, the relative valuations of Mediaset and Mediaset España aimed at determining the Exchange Ratio II between Mediaset España shares and DutchCo Ordinary Shares or, equivalently (given the Exchange Ratio I), between Mediaset España shares and Mediaset shares.

In order to determine the economic value of the ordinary shares of Mediaset and Mediaset España and, therefore, the Exchange Ratios, the Board of Directors of Mediaset followed generally accepted valuation methodologies, with particular regard to those most commonly used at national and international levels in similar transactions, prioritizing to the principle of consistency and comparability of the valuation criteria, applied compatibly with the distinctive elements of each of the Merging Companies.

In particular, according to the Directors, best practice requires that companies operating in a similar business and involved in a merger are valued on the basis of consistent criteria, in order for the results of the relative valuation analysis to be fully comparable.

The Report states that the definition of any exchange ratio is the quantification of the relative value (rather than absolute value) of the individual companies taking part in the transaction, considering that the ultimate objective is not to calculate an economic value in absolute terms for each company involved in a transaction, but rather to determine homogeneous and comparable values in relative terms. Therefore, the Directors deemed it appropriate to solely express ranges for the Exchange Ratios, derived from the homogeneous application of each valuation methodology adopted; therefore, they believe that the estimated relative values should not be taken as a reference in contexts different from the Merger.

The valuation was carried out by the Directors considering Mediaset and Mediaset España as separate entities on a stand-alone basis and also taking into account that Mediaset currently owns shares representing approximately 51.63% of Mediaset España’s share capital, reflecting financial and economic assumptions based upon the information available as of 6 June 2019, which may change or be affected by market conditions as well as exogenous and/or endogenous events affecting the current and future performance and/or the economic and financial outlook of Mediaset and Mediaset España.

In addition, the determination of the Exchange Ratios of Mediaset and Mediaset España shares was carried out by the Directors not taking into account any potential economic and financial impacts of the Merger, including cost efficiencies and savings.

The valuation methodologies used by the Directors to calculate the Exchange Ratios were the following: (i) historical stock prices; (ii) research analyst target prices; (iii) discounted free cash flow.

The Report specifies that such methodologies, however, should not be analysed individually, but should rather be considered an integral part of a single and comprehensive valuation process.

5.2                               Description of the valuation methodologies selected by the Directors

The valuation methods used by the Directors to determine the Exchange Ratios are illustrated in the Report as follows.

(i) Historical stock prices

This method is based on the market capitalization of Mediaset and Mediaset España. Historical stock prices reflect the economic value that a stock market attributes to a company.

The timeframe on which to calculate the price must balance any short-term volatility driven by events of exceptional nature, short-term fluctuations and speculative tension (therefore a longer time horizon is preferable) and the need to reflect the most recent market and company conditions, where recent prices should be taken into consideration. Thus, the volume weighted average prices (“VWAP”) for Mediaset and Mediaset España were considered by the Directors for 1 month, 3 months and 6 months prior to 5 June 2019 (included) and compared on a like for like basis. The volume weighted average prices for Mediaset España were adjusted by the Directors to take into account the payment of the Euro 0.31557917 dividend per share paid on 30 April 2019 (ex-dividend date as at 26 April 2019).

The Directors note that on 24 January 2019 Mediaset España announced a share buyback program up to Euro 200 million. As of the date of the Report, a total of 14,419,910 shares were purchased by Mediaset España, for an aggregate amount of Euro 95,532,864.96. Therefore the Directors believe it cannot be excluded that the recent and current trading of Mediaset España stock may have been affected by such buyback program.

(ii) Research analyst target prices

Research analysts summarize their recommendations on listed companies identifying a “target price” of the stocks, offering an indication of an implicit value of the company. However, this method gives a useful indication for determining the value of companies whose shares are listed on a stock exchange, completing the framework of the references for the valuation.

For each of Mediaset and Mediaset España (i) only research reports published by research analysts after the publication of 2018 results and prior to 17 May 2019 (including those published after 1st quarter 2019 results) were considered; (ii) equity research reports showing the highest and lowest EBIT 2020 projections were not taken into consideration.

(iii) Discounted free cash flow

This valuation methodology was adopted by the Directors in order to take into account the specific features of Mediaset and Mediaset España, reflects a dynamic conception of the company’s activity and is based on the idea that the business value is determined by its capacity to generate cash flows in the future. In addition, this method reflects, inter alia, the business potential in the medium and long term, in terms of profitability, growth, risk level, capital structure and expected level of investments.

As stated in the Report, this method was based on the following estimates:

•                                          unlevered free cash flow estimates for each business. Unlevered free cash flows are a proxy to the business cash flow generation before financial income and expenses, after having applied the corporate tax and having considered capital expenditures (“capex”) and working capital swings;

•                                          net present value of the forecasted free cash flow estimates applying a discount rate (WACC). The discount rate takes into consideration the implicit business risk as well as the time value of money;

•                                          businesses terminal value, assuming a perpetuity growth at the end of the free cash flow annual projection period. The previously mentioned discount rate is applied to the terminal value to obtain the net present value.

The enterprise value can be estimated adding the net present value of the projected free cash flows and terminal value.

In particular, with reference to Mediaset only, the discounted cash flow valuation was on a “sum of the parts basis”, by performing two discounted cash valuations for Mediaset España and the Italian business (i.e. Mediaset business net of the stake held by Mediaset in Mediaset España.

The discounted free cash flow method leads to an enterprise value; hence, to compute the value of shareholders’ equity in order to determine the Exchange Ratios, typical adjustments including, but not limited to, net financial debt adjusted for the Euro 0.31557917 dividend per share paid by Mediaset España on 30 April 2019 and for the buyback executed by Mediaset España post 31 December 2018 and until 5 June 2019, minority interests, pensions liabilities and investments in associates and in other companies have been made to the enterprise value.

The implied per share equity value was calculated by dividing such equity values by the number of Mediaset and Mediaset España ordinary shares outstanding (i.e. net of the respective number of treasury shares held as of 5 June 2019).

6.                                      DIFFICULTIES ENCOUNTERED BY THE BOARD OF DIRECTORS IN THE VALUATION

Pursuant to Article 2501-quinquies, paragraph 2, of the Italian Civil Code, in their Report the Directors point out that the difficulties arising from the application of the valuation methodologies adopted to determine the Exchange Ratios were taken into account.

In particular, the Directors report that:

•                                          Mediaset issued (i) mid-term financial targets (2020) in January 2017 (limited to EBIT compared to 2016) and (ii) mid-term (2020-2021) guidelines in March 2019. Whilst Mediaset updates regularly the market on the guidance vis-à-vis targets and progress on previously communicated strategy, there is no full business plan for Mediaset and Mediaset España available for the purpose of the determination of the Exchange Ratios. Therefore, the valuation analysis, and the discounted cash flow methodology in particular were based by the Directors on projections resulting from the application of the following approach as agreed by Mediaset and Mediaset España respective managements:

•                                          for the period 2019-2021: projections derived from an extensive number of equity research reports, representing all the research reports about Mediaset and Mediaset España published by equity analysts after the publication of full year 2018 results and prior to 17 May 2019 (including those published after 1st quarter 2019 results), and reporting projections for the whole 2019-2021 period, with the exclusion from such panel of two equity research reports having the highest and lowest EBIT 2020 projections;

•                                          for the period 2022-2024: extrapolations in line with the current long-term expectations that the Italian and Spanish managements have on their respective businesses. In particular, the two managements have indicated a long-term top-line growth of 0.5% for the last year of projections (2024) whereas most of the other cash-flow items have been assumed to be in line with 2021 projections, in terms of percentage on sales, for the whole extrapolations period;

•                                          the approach described above was the same for both Mediaset and Mediaset España and was agreed and validated by the respective managements of Mediaset and Mediaset España, who confirmed that the projections and extrapolations are broadly in line with their current long-term expectations, respectively, on the respective businesses. However, such forecasts are subject by nature to substantial uncertainty.

•                                          In consideration of the mechanics and timetable envisaged for the exercise of the right of withdrawal and creditor opposition, and since it is not possible to quantify their future impact in terms of cash outlay, the effects of the (potential) exercise of such rights by Mediaset shareholders who do not vote in favour of the Merger and by Mediaset España shareholders who vote against the Merger in their respective shareholders’ meeting were not taken into account by the Directors, also considering that its impact was estimated not material in the context of the overall processes leading to the determination of the Exchange Ratios.

•                                          The market prices of Mediaset and Mediaset España shares have been and are subject to volatility and fluctuations also as a result of the general trend in the capital markets; moreover is assumed that the market is sufficiently liquid and efficient. Therefore, the Directors cannot rule out that, while the Exchange Ratios remain fair based upon the methodologies used for their determination, the market value of the DutchCo Ordinary Shares to be assigned in exchange at the Merger Effective Date may result in a lower or higher market value as of the date on which the Exchange Ratios were set.

•                                          In relation to the share buyback program announced by Mediaset España, although the trading of Mediaset España shares might have been affected by the execution of such share buyback program, it is not possible to quantify the related impact and isolate it from other events that might have influenced the trading.

•                                          The Directors report that they applied different methodologies, both analytical and market- based, which required the use of different data, parameters and assumptions. In applying such methodologies, the Board of Directors of Mediaset and Mediaset España considered the characteristics and limitations inherent in each of them, in accordance with professional valuation practice followed at national and international level.

•                                          The comparable companies trading multiples methodology was not considered relevant by the Directors given that both Mediaset and Mediaset España are listed on an EU regulated market. In particular, the utilization of the trading multiples of comparable companies, although a commonly used valuation methodology, has the limit of being based on sector average ranges rather than on the peculiarities of Mediaset and Mediaset España, which are known to the market and theoretically reflected in their own trading multiples and share prices.

•                                          Also the transaction multiples methodology was considered not relevant given the limit of being based on sector average ranges rather than on the peculiarities of Mediaset and Mediaset España. Precedent transactions and historical takeover premia were considered but not deemed relevant on the grounds that both Mediaset and Mediaset España shareholders would get MFE shares, hence they would participate in the value potentially created by the Merger via the shares they would get as consideration. Moreover, Mediaset is already the controlling shareholder of Mediaset España, hence no control premium would apply for a change of ownership.

•                                          A litigation between Mediaset and Vivendi S.A. is ongoing following the non-completion of a transaction involving Mediaset Premium activities. Should the outcome of the litigation be favourable to Mediaset, Mediaset may be recognized some monetary damage repair. Conservatively, the Board of Directors of Mediaset did not consider any proceeds from the litigation for the purpose of determining the Exchange Ratio.

•                                          In general, no evolution regarding any specific ongoing or potential litigations for both Mediaset and Mediaset España has been considered, given the uncertainty of their outcomes and timings.

•                                          Mediaset and Mediaset España tax losses carryforward and tax assets were taken into consideration by the Directors in the discounted cash flow valuation methodology. As far as Mediaset España tax losses carryforward utilization, they did not consider any limitation as per paragraphs 8.1.2 and 8.2.1. of the Report.

7.                                      RESULTS OF THE VALUATION PERFORMED BY THE BOARD OF DIRECTORS

The Report specifies that the Merger will entail the allotment of DutchCo Ordinary Shares to Mediaset and Mediaset España shareholders (other than Mediaset, as the shares held by Mediaset in Mediaset España will be cancelled by operation of law pursuant to Section 2:325(4) of the Dutch Civil Code) in exchange for Mediaset and Mediaset España shares, which will be cancelled.

On the basis of the assumption that, in accordance with Exchange Ratio I, Mediaset shareholders will receive one (1) DutchCo Ordinary Share for each Mediaset share owned, the Board of Directors of Mediaset analysed, in the context of the Merger, the relative valuation of Mediaset and Mediaset España, aimed at determining the Exchange Ratio II between Mediaset España shares and DutchCo Ordinary Shares or, equivalently (given Exchange Ratio I), between Mediaset España shares and Mediaset shares.

The following table in the Report sets forth a summary of the results achieved by the Directors through the application of the various valuation methodologies described above (Volume Weighted Average Prices, VWAP, for 1 month, 3 months and 6 months prior to 5 June 2019, research analyst target prices and discounted free cash flow) for the purpose of determining Exchange Ratio II, that is the number of DutchCo Ordinary Shares to be issued for each Mediaset España share.

Methodology	Range of Mediaset España Exchange Ratios (Exchange Ratio II)
i) 1 month VWAP	2.19 – 2.68
i) 3 months VWAP	2.11 – 2.57
i) 6 months VWAP	2.05 – 2.50
v) research analyst target prices	2.14 – 2.62
v) discounted cash flow	2.16 – 2.64

The range of Exchange Ratio II was determined by the Directors applying a +/- 10% to:

•                                          as far as historical stock prices, the exchange ratio between the VWAP for each period of analysis;

•                                          as far as research analyst target price, the exchange ratio between the medians of the each analysts panels;

•                                          as far as discounted cash flow, the exchange ratio between the central values resulting from the application of the DCF methodology.

The overlapping area of the Exchange Ratios resulting from the comparison of the relevant methodologies is between 2.19 and 2.50 (the “Overlapping Range”).

Considering the results of the valuation methodologies applied, the Boards of Directors of Mediaset, DutchCo and Mediaset España, having examined the valuations set out in the fairness opinions issued by their respective financial advisors (in particular, as far as Mediaset is concerned, the Advisor’s Fairness Opinion), resolved to propose:

•                                          the Exchange Ratio I of 1 (one) DutchCo Ordinary Share (having a nominal value of Euro 0.01) for each Mediaset share (having a nominal value of Euro 0.52); and

•                                          the Exchange Ratio II of 2.33 (two/thirtythree) DutchCo Ordinary Shares (having a nominal value of Euro 0.01 each) for each Mediaset España share (having a nominal value of Euro 0.50).

The Directors point out that the Exchange Ratio II agreed among parties falls within the Overlapping Range.

Each holder of ADRs representing Mediaset shares shall be granted such number of DutchCo ADRs representing DutchCo Ordinary Shares as results from the Exchange Ratio I.

Based on the Exchange Ratios, as stated by the Directors in the Report, if the participation of Mediaset in Mediaset España remained unaltered, and provided that the number treasury shares held at the date of the Report by Mediaset (44,071,568) and Mediaset España (14,269,073) was maintained as treasury shares and therefore such shares were cancelled upon effectiveness of the Merger, DutchCo would issue 1,472,925,998 DutchCo Ordinary Shares, with a nominal value of Euro 0.01 per share, resulting in a total nominal value of Euro 0.01 each, resulting in a total nominal value of Euro 14,729,259.98. The exact amount of the share capital increase will depend, inter alia, on the number of treasury shares held by Mediaset and Mediaset España at the Merger Effective Date.

8.                                      WORK PERFORMED

For the purposes of our engagement, we reviewed critically the Report of the Directors of Mediaset and the additional documents relating to the Merger, as well as the working drafts made available to us in the weeks preceding the date of preparation of the various final documents.

The Merger Plan provides that, for the purpose of the Merger, the financial statements of Mediaset as of 31 December 2018 (approved by Mediaset shareholders in general meeting on 18 April 2019), the financial statements of Mediaset España as of 31 December 2018 (approved by Mediaset España shareholders in general meeting on 10 April 2019), and the financial statements of DutchCo as of 31 December 2018 (approved by DutchCo shareholders in general meeting on 17 April 2019) shall represent the merger balance sheets based on the applicable legislation. The aforementioned financial statements were audited by the respective auditors, belonging to the Deloitte & Touche network, who issued unqualified opinions thereon.

Considering that the DCF valuation method, used by the Directors and illustrated in paragraph 5.2 (iii) above, takes as a basis the Companies’ consolidated financial statements as of 31 December 2018, we met the Mediaset Group auditor, Deloitte & Touche SpA, to discuss the key audit matters referred to the Merging Companies.

Moreover, we held interviews of Mediaset management to identify the accounting policies applied and significant events concerning the preparation of the financial statements, and carried out critical analyses of the amounts reported. We collected information, specifically through discussion with Mediaset management, about the events occurring after the reporting date that might have a significant impact on the determination of the values under analysis.

The above activities on the financial statements were performed to the extent necessary to achieve the purpose of our engagement, as set out in paragraph 3 above.

With reference to the methods used by the Directors to determine the Exchange Ratios, we performed the following activities:

•                                          we discussed with Mediaset management and the Advisor the overall work performed to identify the criteria for determining the Exchange Ratios and, specifically, the valuation approach and the methodologies adopted, in order to analyse their appropriateness in terms of their being, in the circumstances, reasonable, justified and not arbitrary;

•                                          we analysed the completeness and consistency of the valuation processes followed by the Directors in the determination of the Exchange Ratios and their application, considering the peculiarities of the Merging Companies;

•                                          we analysed in detail and discussed the reasons of the Directors of Mediaset for choosing the valuation methods adopted for the determination of the Exchange Ratios;

•                                          we examined the consistency of the inputs used in the valuation process with the sources and documents used, listed in paragraph 4 above;

•                                          in relation to the method of the discounted free cash flow of Mediaset and Mediaset España, based on projections arising from an extensive number of research reports by financial analysts for the period 2019-2021, with the addition of extrapolations for the period 2022- 2024, we discussed with Mediaset management and the Advisor the criteria used to identify the research, the development of the projections and their reasonableness, without prejudice to the inherent uncertainties and limitations of any forecast. We also obtained copies of the analysts’ research reports and compared a sample of them against the projections prepared by the Directors. Finally, we examined the arithmetical accuracy of the calculations underlying the projections;

•                                          in relation to the stock prices of Mediaset and Mediaset España shares, listed on the Mercato Telematico Azionario and on the Spanish Stock Exchanges, respectively, we obtained the calculations of the volume weighted average prices for 1 month, 3 months and 6 months prior to 5 June 2019, compared them with the actual historical stock prices and examined the mathematical accuracy of the calculations. We also collected additional information such as, for example, the characteristics of the floating stock, volatility of the stock price and average daily trading volumes;

•                                          we obtained a list of the target prices for Mediaset and Mediaset España shares, as reported in an extensive number of research reports by financial analysts, and obtained copies of the research reports, against which we compared the target prices;

•                                          we developed independent sensitivity analyses within the methods adopted by the Directors for the valuation of Mediaset and Mediaset España, for the purpose of examining to what extent results may be affected by changes in valuation assumptions and parameters;

•                                          we obtained a formal representation from the legal representative of Mediaset about the valuation elements made available to us and to the effect that at the date of this report there are no significant changes that should be made to the metrics of the Transaction or to the other elements considered such as to require adjustments to the valuations prepared by the Directors.

9.                                      COMMENTS ON THE APPROPRIATENESS OF THE VALUATION METHODS ADOPTED BY THE DIRECTORS TO DETERMINE THE EXCHANGE RATIOS

With reference to our engagement, we wish to point out that the main purpose of the Directors’ decision-making process was to estimate the economic values of the Merging Companies, through the application of consistent criteria in order to obtain comparable values.

The Directors, consistently with the purpose of the valuations performed, gave priority to the principle of consistency of the valuation criteria, required in merger transactions, opting for methodologies suitable to express comparable values for the Companies.

The Directors report that, in valuations for the purpose of mergers, the ultimate objective is not to calculate an economic value in absolute terms for each company involved in a transaction, but rather to determine consistent and comparable values for the purpose of determining the Exchange Ratios.

The final determination of the Exchange Ratios by the Directors was (i) 1 DutchCo share for each Mediaset share (Exchange Ratio I) and (ii) 2.33 DutchCo shares for each Mediaset España share (Exchange Ratio II).

On the basis of Exchange Ratio I, on the assumption that Mediaset shareholders will receive one DutchCo Ordinary Share for each Mediaset share, the Board of Directors of Mediaset, in the context of the Merger, analysed the relative valuations of Mediaset and Mediaset España, aimed at determining Exchange Ratio II between Mediaset España shares and DutchCo shares or, equivalently (given Exchange Ratio I), between Mediaset España shares and Mediaset shares.

The Report prepared by the Directors of Mediaset to describe the Merger indicates the methodologies adopted by them, with the support of the Advisor, and the ranges of Exchange Ratio II obtained through the application of the methodologies selected.

In this connection, we set out below our considerations on the appropriateness, in terms of their being reasonable and not arbitrary, of the valuation methods adopted by the Directors to determine the Exchange Ratios, as well as on their correct application.

•                                          The overall methodological approach adopted by the Directors is in line with valuation practice and prevailing professional techniques. The valuation of the economic capital of Mediaset and Mediaset España was performed by the Board of Directors for the specific purposes of the transaction, using criteria that are commonly accepted and widely shared in professional practice as principal or control methodologies.

•                                          In applying the selected valuation methodologies the Directors appropriately considered the characteristics and inherent limitations of each, based on the professional, national and international, valuation methodologies normally applied.

•                                          Mediaset and Mediaset España were valued using a plurality of methods, under an approach widely shared in professional practice because it makes it possible to check the relative values estimated for each entity. In particular, the adoption by the Directors of a plurality of methods enabled them to achieve a considerable coverage in their analysis for the purpose of determining the Exchange Ratios.

•                                          In the case at hand the Directors decided to use, for Mediaset and Mediaset España, three methods (stock prices analysis, research analyst target prices and DCF) that were given equal prominence, under an approach that did not require the identification of relative importance criteria.

•                                          The Directors’ decision to adopt for their valuations both market-based criteria (stock prices analysis and research analyst target prices), and analytical criteria (the DCF method) appears to be in line with the best literature. Market-based and analytical methods are indeed those most widely used today, in consideration both of the solidity and consistency of the underlying theory, and of the greater familiarity they enjoy with investors, experts and international observers.

•                                          The valuations developed by the Directors were performed considering Mediaset and Mediaset España as separate, stand-alone entities. They thus reflect the current conditions of Mediaset and Mediaset España without taking into account any potential economic and financial impacts of the Merger, including cost efficiencies and savings. Consequently, according to best practice in such circumstances, any synergies as may be achieved from the Merger, while capable of generating incremental value, do not impact on the definition of the relative values of Mediaset and Mediaset España for the purpose of determining the Exchange Ratios. This choice is appropriate and in line with well-established guidance from the most authoritative business management literature and common practice in transactions of this nature.

•                                          The method of stock prices analysis identified by the Directors is commonly accepted and used both nationally and internationally and is in line with the approach constantly applied in professional practice, being Mediaset and Mediaset España shares listed on regulated markets. Indeed, stock prices cannot be disregarded as a valuation parameter for listed entities since normally, in an efficient market, stock prices express the value attributed by the market to the shares in questionand consequently provide significant indications on the value of the issuer, because they reflect the information available to analysts and investors, as well as their expectations for the entity’s performance. In this context, an entity’s stock prices are considered significant when the relevant markets are characterised by a high degree of efficiency, the stock is highly liquid and the time horizon is sufficiently long as to neutralise possible exceptional events that may generate short-term fluctuations or speculative tension. We examined the choices made by the Directors, also on the basis of the detailed documents made available by them, and found that they were, in the circumstances, appropriate from a technical perspective and reasonable.

•                                          In applying the stock prices analysis method to the case at hand the Directors used values recorded over different intervals. In detail, the Directors used time horizons of one month, three months and six months prior to 5 June 2019. Also taking into account the characteristics of the Transaction, the Directors’ decision to use average stock prices for periods preceding the date of the meeting of 7 June 2019 when the Board of Directors approved the start of the Transaction, which therefore were not affected by the announcement of the Transaction, is reasonable and in line with valuation practice.

•                                          The Directors’ decision to use average stock prices, which minimises the risks arising from significant short-term fluctuations, appears to be in line with the positions of literature on the subject. With reference to the calculation of the average stock prices, the Board of Directors decided to use volume weighted averages, thus attributing greater importance to the prices obtained for larger volumes traded: also this decision therefore appears reasonable.

•                                          Equity analyst target prices are estimates of the prices that may be obtained in the market over a predefined time horizon, on the occurrence of certain events or on the sharing by other market participants of certain assumptions that are not reflected in the current stock prices. Those estimates are the summary results of the application of several valuation methodologies by a plurality of parties and, from a theoretical perspective, represent an indication of a potential value. This approach can be found in valuation practice, also in connection with mergers, therefore the Directors’ decision to use it is acceptable in the circumstances.

•                                          In the specific circumstances, the Directors decided, with reference to both Mediaset and Mediaset España, specifically to use financial analysts’ reports issued after the publication of full year 2018 results and prior to 17 May 2019, which include those published after the publication of the “Interim Financial Report as at 31 March 2019” of Mediaset and the “First Quarter 2019 Results” of Mediaset España: the Directors’ decision appears reasonable and not arbitrary, as it takes into account the most recent information provided to the market for both entities. Moreover, when identifying the average target prices, the Directors decided not to consider the reports having the highest and lowest EBIT 2020 projections: also in this connection the approach adopted by the Directors appears reasonable and appropriate from a technical perspective.

•                                          The application of the DCF method is in line with professional technique, as this method is broadly used in international valuation practice and is one of the methods based on prospective cash flows, acknowledged by the most influential literature and generally accepted valuation standards. The Directors developed the DCF method determining the Enterprise Value of Mediaset and Mediaset España by discounting the operating cash flows the two entities are estimated to be able to generate in the future, using as a basis the stand-alone projections developed by research analysts for Mediaset and Mediaset España. The prospective operating cash flows were discounted using discount rates that take into account the financial structure of both entities and the time value of money. The effect of the tax benefit currently enjoyed by Mediaset and Mediaset España was added to the present value of cash flows. The Directors deducted net financial debt from the enterprise value thus determined and made additional adjustments for, inter alia, minority interests and investments in associates and in other companies, in order to determine the equity value of Mediaset and Mediaset España. In this context, net financial debt was adjusted also to take into account (i) the Euro 0.31557917 dividend per share paid by Mediaset España on 30 April 2019, and (ii) the amount of Euro 95,532,864.96 relating to the buyback of 14,419,910 shares by Mediaset España. In this respect, the Report briefly illustrates the theoretical characteristics of the valuation method in question, but does not illustrate the choices made for its actual application or the parameters identified and used. We examined the choices made by the Directors, also on the basis of the detailed documents made available by them, and found that they were, in the circumstances, appropriate from a technical perspective and reasonable.

•                                          With reference to projections of Mediaset and Mediaset España necessary to develop the DCF method, the Directors expressly explained the manner in which those data were prepared, in consideration of the fact that there is no full business plan for Mediaset and Mediaset España available for the purpose of the determination of the Exchange Ratios. In particular, the Directors expressly state that the valuation using the DCF method was based: (i) for the period 2019-2021, on projections derived from an extensive number of equity research reports published by equity analysts after the publication of full year 2018 results and prior to 17 May 2019 (including those published after the publication of the “Interim Financial Report as at 31 March 2019” of Mediaset and the “First Quarter 2019 Results” of Mediaset España), with the exclusion of two equity research reports having the highest and lowest EBIT 2020 projections; (ii) for the period 2022-2024, on extrapolations in line with the long-term expectations that the Italian and Spanish managements have on the businesses. This approach was applied uniformly to Mediaset and to Mediaset España: it was agreed and validated by the respective management, who confirmed that the projections and extrapolations are substantially in line with their respective long-term expectations, and used by the respective boards of directors for resolutions proposed to shareholders. of the adoption of this approach, while not in line with a more common approach which assumes the availability of a full business plan prepared by management and formally approved and endorsed by the board of directors of the entity being valued, appears acceptable and not arbitrary in the circumstances.

•                                          The sensitivity analyses that we developed to assess the impact of changes in valuation assumptions and in the parameters used within the methodologies adopted by the Directors, as well as our analysis of the accuracy, including the mathematical accuracy, of their application, confirm that the results obtained by the Directors are reasonable and not arbitrary.

•                                          The Report illustrates additional methodologies providing the reasons why the Directors considered them not relevant in the case at hand, i.e. the comparable companies trading multiples and the precedent transactions multiples. In particular, with reference to those methods, the Directors justified their choice arguing that, although commonly used valuation techniques, they have the limit of being based on sector average ranges rather than on the peculiarities of Mediaset and Mediaset España, which are known to the market and theoretically reflected in their own trading multiples and share prices. In light of the information provided by the Directors in their Report, the decision not to use the above-mentioned methodologies appears, in the specific circumstances, justified and not arbitrary.

•                                          Based on the ranges resulting from the various methodologies developed, which were given the same relevance, the Directors, on completion of negotiations that usually characterise transactions of this nature, defined the Exchange Ratios that will be proposed to the shareholders at the Shareholders’ Meetings.

•                                          The ranges identified by the Directors through each methodology for the Exchange Ratio II are summarised in the following chart:

Exchange ratio range

•                                          In detail, having regard to Exchange Ratio I between DutchCo shares and Mediaset shares, determined as 1 to 1, Exchange Ratio II between DutchCo shares and Mediaset España shares substantially corresponds to the median value of the Overlapping Range, i.e. the range in which the Exchange Ratios resulting from a comparison of the various methodologies overlap. The ranges set out above for each methodology were determined by the Directors through the application of +/- 10% to the specific values resulting from each valuation method. The sensitivity analyses we conducted show that Exchange Ratio II is in any case also fully comprised in the range from the lowest (2.28) to the highest (2.43) of the implicit median values in the intervals mentioned above. This represents an additional confirmation of the appropriateness in the circumstances, in terms of their being reasonable and not arbitrary, of the considerations set out in this paragraph.

10                                  SPECIFIC LIMITATIONS ENCOUNTERED BY THE AUDITOR AND ANY OTHER SIGNIFICANT MATTERS EMERGING DURING THE PERFORMANCE OF THE ENGAGEMENT

(i)                                     With regard to the difficulties and limitations encountered during the performance of our engagement, we wish to draw attention to the following:

•                                          Valuations based on methods that use market variables and parameters, such as stock prices analysis and equity analyst target prices, are subject to the performance of financial markets. The performance of Italian and international financial markets has shown a tendency to present significant fluctuations over time, especially in relation to uncertainties of the general economic environment. Stock prices may also be influenced by speculative upward or downward pressure which is wholly unrelated to the economic and financial prospects of the individual entities. The application of market-based methods may therefore result in the identification of values that differ, to a larger or smaller extent, depending on the timing of the valuation. In the case at hand, moreover, Mediaset shares and Mediaset España shares are listed in different regulated markets and, consequently, the respective stock prices may in principle be affected by the peculiarities of the specific market in which they are traded.

•                                          The valuations carried out by the Board of Directors using the DCF method are based on financial projections developed, in the case at hand, on the basis of research by financial analysts using an approach commented on in paragraph 9 above. In any case it should be noted that forecasts are based on a series of assumptions relating to future events that will not necessarily materialise. It should also be noted that forecast data, by their very nature, contain elements of uncertainty and are subject to changes that may be significant, in the event of changes in the market environment and macroeconomic scenario. It should also be borne in mind that, due to the uncertainty associated with the occurrence of any future event, both in terms of occurrence and of the amount and timing of occurrence, variances between actual and forecast data may be significant, even if the events forecast in the assumptions used actually materialise.

•                                          The prospective financial information consisting in the cash flows on which the application of the DCF method is based has been derived from a consensus of financial analysts defined on the basis of several observations, as pointed out above. Consistency between market data and the information base necessary to develop the valuation method in question is therefore implicit in the manner in which the future cash flows are calculated. However, given the approach mentioned above, no details are available of the financial and performance figures used for the purpose of the valuation, because they are essentially summary quantitative indications on specific metrics which, while validated by management of the entities in their overall magnitude, cannot be disaggregated into specific components.

•                                          During the performance of our activities it was not possible for us to obtain the reports prepared by Grant Thornton S.L.P., the expert appointed in Spain pursuant to Article 34 of the LME, and by Deloitte Accountants B.V., the expert appointed in the Netherlands pursuant to Sections 2:328, paragraph I, and 2:333g of the Dutch Civil Code. Anyhow, we were able to discuss and broaden the work performed by them and their conclusions in separate meetings.

(ii)                                  We also draw the attention of the addressees of this report to the following significant matters:

•                                          The Report of the Directors does not illustrate directly details of the different parameters used to develop the various valuation methods adopted, nor the unit share prices used to determine the Exchange Ratios. In any case, those details were made available to us by the Directors in the documents we obtained and used in the course of our work, listed in paragraph 4 above, and are summarized in the Appendices to the Report.

•                                          The Directors report that Mediaset, Mediaset España and DutchCo are related parties, because Mediaset España and DutchCo are subsidiaries of Mediaset, but the Merger transaction benefits from the exemption set forth in Article 14, paragraph 2, of the Regulation approved by Consob with Resolution No. 17221 dated 12 March 2010 and Article 7, letter d), of the “Procedures for transactions with related parties” adopted by Mediaset. By virtue of that exemption, the Directors report that Mediaset will not publish the relevant information document (documento informativo) pursuant to Article 5 of the Regulation: we also note that by virtue of that exemption, the Transaction was not submitted for prior approval to the committee of independent directors set out pursuant to the above-mentioned procedures. Moreover, as reported by the Directors, the Board of Directors of Mediaset España entrusted the analysis of the envisaged Transaction, the corresponding decision-making process and the preparation of the Merger Plan to an internal committee (the “Merger Committee”) composed by four members: three independent directors and one “other external” member of the Board of Directors of Mediaset España. Along the same lines, the proprietary and the executive directors of Mediaset España refrained from participating in the discussions, negotiation and voting on the Merger Plan, which was therefore approved with the votes cast by the “other external” and independent directors of the Board of Directors of Mediaset España.

•                                          The Directors report that a litigation between Mediaset and Vivendi S.A. is ongoing following the non-completion of a transaction involving the Mediaset Premium project and that should the outcome of the litigation be favourable to Mediaset, Mediaset may be recognized some monetary damage repair. The Directors report that conservatively, they did not consider any proceeds from the litigation for the purpose of determining the Exchange Ratios.

•                                          The Report also states that, in general, no evolution regarding any specific ongoing or potential litigations for both Mediaset and Mediaset España has been considered, given the uncertainty of their outcomes and timings

•                                          Management confirmed that Mediaset and Mediaset España have not issued any financial instruments entitling holders to subscribe newly issued shares (convertible bonds and/or bonds cum warrant and/or warrants and/or other convertible financial instruments) and that the share-based incentive plans currently in place do not entail any capital increase, including through a bonus issue, servicing those plans.

•                                          We point out that the Directors state that Mediaset shareholders are entitled to exercise their withdrawal rights pursuant to Article 2437, paragraph 1, of the Civil Code and Article 5 of Legislative Decree No. 108/2008. Therefore, Mediaset shareholders who do not participate in the adoption of the resolution on the Merger are entitled to receive cash consideration for their shares at a redemption price based on the arithmetic average of the daily closing prices of Mediaset shares during the six-month period prior to the date of publication of the notice for convening the Mediaset Extraordinary Meeting, pursuant to Article 2437-ter, paragraph 3, of the Civil Code (8 June 2019). Based on the above, the Directors of Mediaset report that the redemption price of Mediaset shares payable to withdrawing shareholders will be equal to Euro 2.77.

•                                          The Directors also report that the completion of the Transaction is subject to a series of conditions precedent set out in detail in paragraph 1.2 of the Report. In particular, it should be noted that the Transaction is conditional on the circumstance that the amount of cash, if any, to be paid by Mediaset and Mediaset España to (i) Mediaset and Mediaset España shareholders exercising their withdrawal rights under Article 2437-quater of the Civil Code and under Article 62 of the LME and other applicable Spanish regulations and/or (ii) creditors of Mediaset and Mediaset España exercising their right of opposition to the Merger according to applicable law shall not exceed the amount of Euro 180 million.

•                                          Any considerations about the decisions taken by the Directors on the structure of the Transaction, the related filings (including legal and tax filings), the timeframe, start and execution of the Transaction are out of the scope of our engagement.

•                                          The Report of the Directors does not mention any time restrictions on the disposal of the DutchCo shares allotted in exchange to Mediaset and Mediaset España shareholders, with the consequent full ability of the latter, following delivery of the DutchCo shares, to trade them in the market.

11                                  CONCLUSION

Based on the documents we examined and the procedures described above, having regard to the nature and scope of our engagement as illustrated herein, as well as the matters reported in paragraphs 9 and 10 above, we believe that the valuation methods adopted by the Directors of Mediaset SpA are appropriate, in the circumstances, in terms of their being reasonable and not arbitrary and that they were applied correctly for the purpose of determining the Exchange Ratios equal to:

•                                          1 ordinary share in Mediaset Investment NV for each share in Mediaset SpA;

•                                          2.33 ordinary shares in Mediaset Investment NV for each share in Mediaset España Comunicación SA.

Milan, 18 June 2019

PricewaterhouseCoopers SpA

Signed by

Francesco Ferrara
(Partner)

This report has been translated into English from the Italian original solely for the convenience of international readers